kilpatrick townsend & stockton llp www.kilpatricktownsend.com Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
September 9, 2011	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA EDGAR, FEDERAL EXPRESS AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
Washington, D.C. 20549
Attention:  Christian Windsor, Special Counsel

Re:	First Century Bancorp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 16, 2011 File No. 001-16413

Dear Mr. Windsor:

At the request and on behalf of our client, First Century Bancorp. (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated August 9, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 31, 2011, and Form 10-Q for the quarterly period ended March 31, 2011, filed with the Commission on May 16, 2011 (File No. 001-16413).

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us, First Century Bancorp or the Company in the response below refer to First Century Bancorp.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form 10-K for the Fiscal Year Ended December 31, 2010

General Comments on your Filings

1.	Please file the Item 5.07 8-K identifying the results of your annual meeting for the election of directors.

Letter to the Securities and Exchange Commission
September 9, 2011

Response:

On August 11, 2011, the Company filed an Item 5.07 current report on Form 8-K identifying the results of its 2011 Annual Meeting of Shareholders.  In such filing, the Company reported the voting results for each matter presented to the shareholders at the meeting, including the results for the election of directors.

Item 1. Business

Real Estate Loans, page 4

2.
Please revise your future filings to provide an expanded discussion of your residential real estate loans and home equity loans to discuss your underwriting policies and procedures in more detail, including documentation requirements, FICO scores, LTVs, and all other pertinent factors considered. For variable rate loans, disclose whether or not they are underwritten at fully indexed rates and, if not, how you otherwise capture associated risks in the underwriting process.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit A.

3.
Please revise your future filing to describe the primary loan products you utilize and the associated risks of each. Clarify whether or not you have underwritten any reduced documentation loans (low doc/no doc), stated asset/stated income loans, hybrid loans and/or sub-prime loans, including how you define that term. If your underwriting policies and procedures have changed over recent periods, provide a chronological discussion of those changes, ensuring that your revisions address all the loans held in your portfolio.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit A.

4.
Considering the different risk characteristics of first lien residential mortgage loans and second lien home equity loans and in an effort to provide an investor with greater granularity and transparency, please revise your future filings to discuss each separately, specifically identifying the risks of each. Also, revise all tabular presentations of your loans and all related tabular presentations to separately disclose each of these loans.

Response:

The requested revisions will be made in the Company’s future filings.  The Company’s proposed revisions to our loan discussion are shown in Exhibit A.  We will also disclose the two types of mortgage loans separately in any tabular presentation of loans in future filings.

Letter to the Securities and Exchange Commission
September 9, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-performing Assets, page 33

5.
Please revise your future filings to provide a complete discussion of how you evaluated the underlying collateral of non-accrual loans to arrive at the conclusion that the underlying collateral is sufficient to minimize future losses.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit B.

Investment Securities, page 37

6.
Please revise your future filings to provide a discussion of the issuers of your private label mortgage backed securities and discuss the specific nature of the underlying mortgages. Considering the condition of the MBS market, provide a discussion of you reasons for making such a significant investment in these securities in 2009 and why, based on your liquidity needs, you believe holding them to maturity is prudent.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit C.

Item 10. Directors, Executive Officers and Corporate Governance

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

7.
Your disclosure indicates that, with certain exceptions, you believe that all applicable Section 16(a) reports were filed during the fiscal year ended December 31, 2009. Please confirm that you could have provided the correct representation for the fiscal year ended December 31, 2010 and revise future filings to disclose your review of the most recent fiscal year. Refer to Item 405 of Regulation S-K.

Response:

The Company confirms that it could have provided the correct representation for the fiscal year ended December 31, 2010.  The representation with respect to the fiscal year ended December 31, 2009 was an inadvertent, typographical error.  The requested revision will be made in the Company’s future filings.

Letter to the Securities and Exchange Commission
September 9, 2011

Item 11. Executive Compensation, page 46

8.
Revise future filings to disclose the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o) of Regulation S-K. To the extent that any agreements or compensation plans have not been filed, or a description of the plan in the case of unwritten plans, please provide your analysis supporting your conclusion that the plans are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Response:

The Company does not have any employment agreements or other arrangements, whether written or unwritten, with its named executive officers.  We will make a number of changes to this section in the Company’s future filings to clarify that issue and to include the Company’s Principal Financial and Accounting Officer, Ms. Smyth, in the summary compensation table.  The Company’s proposed revisions are shown in Exhibit D.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 48

9.
Please tell us why your table here does not include Denise Smyth, the Principal Financial and Accounting Officer. Refer to the definition of “named executive officers” in Item 402(a)(3) of Regulation S-K and revise your disclosure in future filings accordingly.

Response:

As the Company’s Principal Financial and Accounting Officer, Ms. Smyth, should be included in the table.  The requested revision will be made in the Company’s future filings.  The Company’s proposed revisions are shown in Exhibit E.

10.
Please identify in future filings the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by Golden Isles Reinsurance Co. Ltd.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit E.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49

11.
We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other persons or entities of similar standing.” Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Letter to the Securities and Exchange Commission
September 9, 2011

Response:

The Company confirms that loans made to insiders during the fiscal year ended December 31, 2010 were on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable loans with persons not related to the Company.  The requested revision will be made in the Company’s future filings.  The Company’s proposed revision is shown in Exhibit F.

Exhibits

Exhibit 31.1 and 31.2

12.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit G.

13.	In future filings, please include the audited financial statements within the text of Form 10-K under Item 8, or incorporate them from your annual report included as Exhibit 13 to the Form 10-K.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit H.

Exhibit 99.1

Consolidated Statements of Income

Noninterest Income, page 4

14.
Please revise your future filings to provide disaggregated information of the amounts included in the mortgage origination and processing fees line item. In this regard, provide Gains and gross losses on loan sales should be presented as a separate line item. Refer to Rule 9-04 of Regulation S-X.

Response:

Letter to the Securities and Exchange Commission
September 9, 2011

We respectfully disagree with the Staff that mortgage origination and processing fee amounts should be disaggregated out into separate line items.  The Company does not track those items separately and instead proposes to change the heading of that line item to “Mortgage banking income”, which it believes would be more meaningful to readers.  The requested revisions will be made in the Company’s future filings.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 9

15.	Please revise your future filings to provide disclosure that specifically states your policy for returning non-accrual loans to accrual status.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit I.

Allowance for Loan Losses, page 10

16.
We note your reference to the “adequacy” of the Allowance for loan losses (ALL). Please revise your future filings to state whether management believes that the ALL is “appropriate” at each balance sheet date based on the requirements of US GAAP.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit J.

Other Real Estate Owned, page 11

17.
Please revise your future filings to provide a roll-forward of the activity within these assets, including additions, sales and fair value adjustments. Provide enough detail to make it clear whether the sales of these assets resulted in gross gains and/or gross losses.

Response:

The requested revision will be made with the addition of a new note in the Company’s future filings. The Company’s proposed revision is shown in Exhibit J.

Note 2. Investment Securities, page 15

18.
We note from your statement of consolidated statements of cash flows that you sold investment securities classified as held to maturity. Please provide us with a discussion surrounding the circumstance of the sale and tell us how you considered ASC 320-10-35 (paragraphs 8 and 9) in your accounting treatment of the remaining held to maturity investment securities.

Letter to the Securities and Exchange Commission
September 9, 2011

Response:

Upon review of ASC 320-10-35, the Company determined that pursuant to ASC 320-10-25-6, the held to maturity securities that were sold had evidence of a significant deterioration in the issuer’s creditworthiness based on the downgrade of the securities by a nationally recognized rating agency.  This is not inconsistent with the Company’s original decision and intent to hold these securities in held-to-maturity status.  The Company has the intent and ability to hold the remaining securities in this portfolio to maturity.

Note 3. Loans and Allowance for Loan Losses, page 18

19.	Please revise your future filings to discuss why none of your loans that are individually evaluated for impairment have any of the allowance for loan losses allocated to them.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit K.

20.	Please revise your future filings to provide a discussion of why you do not have a related allowance for any of your impaired loans.

Response:

The requested revision will be made in the Company’s future filings. The Company’s proposed revision is shown in Exhibit K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

General

21.
Revise your Management’s Discussion in future periods to discuss the significant changes to your balance sheet and income statement. For instance, in the first quarter your results swung to a net-loss from net income in the comparable period in 2010 and your year end results. However, you do not provide significant discussion regarding the factors that led to the loss, any steps that management is taking to address the decline in earnings, or any assessment of the time period necessary for these steps to affect results.

Response:

Letter to the Securities and Exchange Commission
September 9, 2011

s

Provision and Allowance for Loan Losses, page 32

22.
We note your disclosure that through the normal course of internal loan review, impairment of $152,440 was determined to exist which was charged off and a related provision recorded. It is apparent from your disclosure on page 19 that the impairment is attributable to your “all other real estate” segment. In future filings please ensure your disclosure comprehensively bridges the gap (both qualitatively and quantitatively) between the significant increases in your provision and charge-offs, and any other key performance indicators (e.g. increases and non-accrual loans, non-performing loans, and OREO, etc.). In this regard, you should provide qualitative disclosure that expands or enhances other disclosures throughout your filing to provide a greater level of granularity and transparency to an investor. For example, you should discuss the specific causal factors during the reporting period that triggered the impairment noted above.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit M.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/James W. Stevens
James W. Stevens

cc:           Denise Smyth, First Century Bancorp.
Mike Harris, First Century Bancorp.

EXHIBIT A

Products and Services

           Deposit Services.  We offer a full range of interest-bearing and non-interest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts and certificates of deposit with fixed rates along with a range of maturity date options.  The sources of deposits are residents, businesses, and employees of businesses within our market area, obtained through the personal solicitation of its officers and directors, direct mail solicitation, and advertisements published in the local media.  In addition, at times when needed, we may obtain deposits from other financial institutions through a nation-wide deposit network.  We pay competitive interest rates on time and savings deposits up to the maximum permitted by law or regulation.  In addition, we offer a service charge fee schedule competitive with other financial institutions in our market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

Credit Services.  We emphasize a range of lending services, including real estate, commercial and consumer loans, to individuals and small-to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in our market area.  The principal economic risk associated with each category of loans that the Bank makes is the creditworthiness of the borrower.  Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment.  General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

We do not offer and have not underwritten any reduced documentation loans (low doc/no doc), stated asset/stated income loans, hybrid loans and/or sub-prime loans or speculative or high cost home loans as defined in the Georgia Fair Lending Act.

Loan Underwriting, Approval and Review.  We realize that lending represents the primary source of its revenue and that proper and consistent underwriting are paramount to its long term success.  Certain credit risks are inherent in making loans.  These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers.  We attempt to mitigate repayment risks by adhering to internal credit policies and procedures.  These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans (above $250,000), documentation examination, and follow-up procedures for any exceptions to credit policies.  Our loan approval policies provide for various levels of officer lending authority.  When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request will be reviewed by an officer with a higher lending authority.  We have established a loan committee of the Board of Directors (“DLC”) that must approve any loan that exceeds the lending limit of the officer’s loan committee (“OLC”) which consists of the chief executive officer, chief lending officer and the market presidents.  We will not make any loans to any director, officer, or employee on terms more favorable to such person than would be available to an unaffiliated person.

Our underwriting policies address collateral requirements; guarantor requirements (including policies on financial statement, tax return, and limited guarantees); requirements regarding appraisals and their review; loan approval hierarchy; standard consumer and small business credit underwriting criteria (including credit score thresholds, maximum maturity and amortization, loan-to-value limits, global debt service coverage, and debt to income limits); commercial real estate and C&I underwriting guidelines (including minimum debt service coverage ratio, maximum amortization, minimum equity requirements, maximum loan-to-value ratios); lending limits; and credit approval authorities.  Beginning in 2008, we implemented an enhanced loan concentration policy to limit and manage its exposure to certain loan concentrations, including commercial real estate. The enhanced loan concentration policy provides a more detailed program for portfolio risk management and reporting including limits on commercial real estate loans as a percentage of risk-based capital (in the aggregate and by loan type), large borrower concentration limits and monitoring, as well as portfolio mix monitoring. our underwriting process is structured to require increased oversight that is proportional to the size and complexity of the lending relationship.

All loan relationship in excess of $250,000 are reviewed annually.  We achieve this goal by using external resources, internal resources or a combination thereof.
•
The Board of Directors retain the services of an external firm to conduct, at least on an annual basis, an independent review of a sampling of loan relationships that encompass at least 50% of the total loan portfolio.  The scope of the external review also includes all loans above $40,000 that are on the bank’s internal watch list, all loans that are 30 days or more past due and all insider loans.  It will also include a small sampling of loans under $250,000.  The firm provides a written report to the Board of Directors that assesses the bank’s overall asset quality, identifies loans with improper risk ratings, provides recommendations to minimize credit risk, identifies credit and collateral exceptions, identifies concentrations of credit, and analyzes the adequacy of the allowance for loan losses.  An oral presentation summarizing the report is made to the Audit Committee.

•	Internally, annual reviews of loans take place subject to the following criteria:

•	Amortizing loan or total exposure of $250,000 or greater and a maturity greater than one year, and
•	Any loan, regardless of size, graded 5 or worse.

•	Loans that do not require an annual internal review are as follows:

•
All loans with a maturity of less than one year (any amount, amortizing term loan or letter of credit).  These loans will be subject to regular analysis/approval during the calendar year at maturity through normal underwriting, financial statement collection, analysis and approval through officer lending authority, OLC or DLC;

•	Amortizing loans or loans with total exposure of less than $250,000 with a maturity of greater than one year; and
•	Loans grade 4 or better.

           Real Estate Loans.  One of the primary components of our loan portfolio is loans secured by first or second mortgages on real estate.  As of December 31, 2010, loans secured by first or second mortgages on real estate made up approximately $28.1 million, or 88% of our loan portfolio.  These loans generally consist of commercial real estate loans, construction and development loans, and residential real estate loans.

•
Commercial Real Estate Loans.  At December 31, 2010, our individual commercial real estate loans ranged in size from $13,000 to $921,000, with an average commercial real estate loan size of approximately $338,000.  Loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis.  Interest rates may be fixed or adjustable, and will more likely be fixed in the case of shorter term loans. We also make a concerted effort to establish rate floors to mitigate interest rate risk and improve margins.  We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%.  In addition, we typically require personal guarantees of the principal owners of the collateral property, combined with our review of the personal financial statements of the principal owners.  At December 31, 2010, commercial real estate loans (other than construction loans) totaled $10.5 million, or approximately 33% of our loan portfolio.  Some specific risks associated with commercial real estate loans include tenant vacancy rates and the quality of the borrower’s management.  As such, we place a heavy emphasis on owner occupied commercial real estate.  As of December 31, 2010, owner occupied loans totaled $8.6 million, and non-owner occupied loans totaled $1.90 million.

•
Residential Real Estate Loans. At December 31, 2010, our individual residential real estate loans ranged in size from $1,000 to $794,000, with an average loan size of approximately $97,000.  Residential mortgage loans are underwritten based on our consumer underwriting criteria referenced above.  Generally, we limit the loan-to-value ratio on our residential real estate loans to 85%.  At December 31, 2010, residential real estate loans (other than construction loans) totaled $8.0 million, or 25.2% of our loan portfolio.

•
Home Equity Loans and Lines of Credit.  We also make home equity loans (generally fixed rate) and lines of credit (generally variable rate) based on the equity in a borrower’s home.  Home equity lines of credit typically have terms of 10 years or less. We limit the extension of credit to 85% of the available equity of each property. Our underwriting criteria for home equity loans and lines of credit are based on our underwriting criteria referenced above.  We recognize there are additional risks associated with second lien positions on residential real estate, particularly during times of declining collateral values.  In the event of default by a borrower and subsequent foreclosure on their first mortgage or home equity loan, the risk of asset recovery increases for us if real estate values have declined.  We proactively monitor our risk exposure in second lien home equity loans and lines of credit. At December 31, 2010, home equity loans totaled $3.0 million, or 9.4% of our loan portfolio.

•
Construction and  Development Real Estate Loans.  We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes.  At December 31, 2010, our construction and development real estate loans ranged in size from approximately $1,000 to $900,000, with an average loan size of approximately $191,000.    The duration of our construction and development loans generally is limited to 12 months, although payments may be structured on a longer amortization basis.  Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property.  Specific risks include:

•	cost overruns;
•	mismanaged construction;
•	inferior or improper construction techniques;
•	economic changes or downturns during construction;
•	a downturn in the real estate market;
•	rising interest rates which may prevent sale of the property; and
•	failure to sell completed projects in a timely manner.

We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 80%, as well as analyzing global cash flow of each builder or developer and their personal liquidity.  At December 31, 2010, total construction loans amounted to $5.2 million, or 16.2% of our total loan portfolio.

           Consumer Loans.  We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans and lines of credit. At December 31, 2010, our individual consumer loans ranged in size from $1,000 to $127,000, with an average loan size of approximately $11,000.  These loans typically carry balances of less than $25,000 and, in the case of non-revolving loans, are amortized over a period not to exceed 60 months.  The revolving loans typically bear interest at a fixed rate and require monthly payments of interest and a portion of the principal balance.  Consumer loans generally involve more risks than residential mortgage loans because the collateral for defaulted loans may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value.  In addition, consumer loan performance depends upon the borrower’s continued financial stability and is therefore more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.  At December 31, 2010, consumer loans amounted to $838,000, or 2.6% of our loan portfolio.

           Commercial Loans.  We make loans for commercial purposes in various lines of businesses.  At December 31, 2010, our individual commercial business loans ranged in size from approximately $1,000 to $819,000, with an average loan size of approximately $58,000.  Equipment loans are typically for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less.  Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory, or personal guarantees of the principals of the business.  For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash, and in other cases principal is typically due at maturity.  Margining on accounts receivable is done based on those accounts that are current (60 days or less).  The quality of the commercial borrower’s management and its ability to both evaluate properly changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to such changes are significant factors in a commercial borrower’s creditworthiness.  At December 31, 2010, commercial loans amounted to $2.9 million, or 9.2% of our loan portfolio.

Online Mortgage Channel.  In January 2008 we launched our online lending division, Century Point Mortgage (“CPM”).  CPM is an internet-based lender with offices located in Atlanta, Georgia.  CPM responds to borrowers’ internet requests in all fifty states and the District of Columbia, offering a full line of mortgage products, including loans for purchase or refinancing of primary residences, second homes and investment property, as well as home equity loans.  We offer traditional mortgage services through CPM and generally limit our mortgage originations to conforming Fannie Mae and Freddie Mac loans.  CPM does not originate any subprime mortgages.  Prior to closing on the loans, which we originate, the Bank has commitments to sell them to various mortgage investors.  During the second quarter 2010, the Bank added a new mortgage call center in Norcross, Georgia, which expands the solicitation activities for this channel to outbound promotions.  For the year ended December 31, 2010, the Online Mortgage Channel originated $87.2 million in loans

Retail Mortgage Channel.  Beginning in October, 2009 First Century Bank, NA began originating mortgages through retail loan officers located in a Loan Production Office (LPO) located in Roswell, Georgia and the bank facility located in Gainesville, Georgia.  The individual loan officers facilitate these loans by personal interview or phone conversation with the customer to obtain application information.  The location of the properties securing the loan is primarily in the north Georgia area and is primarily single family 1-4 family owner occupied.  These loans are conforming Fannie Mae and Freddie Mac loans.  Prior to the closing of the loans, the Bank has commitments to sell them to various investors.  For the year ended December 31, 2010, the Retail Mortgage channel originated $124.6 million in loans.

Loan Approval and Review.  Certain credit risks are inherent in making loans.  These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers.  We attempt to mitigate repayment risks by adhering to internal credit policies and procedures.  These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies.  Our loan approval policies provide for various levels of officer lending authority.  When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request will be reviewed by an officer with a higher lending authority.  We have established a loan committee of the board of directors that must approve any loan that exceeds the lending limit of the Officer’s Loan Committee which consists of the chief executive officer, chief lending officer and the market presidents.  We will not make any loans to any director, officer, or employee on terms more favorable to such person than would be available to an unaffiliated person.

EXHIBIT B

Non-Performing Assets

A loan is placed on non-accrual status when, in management’s judgment, the collection of interest appears doubtful. As a result of management’s ongoing review of the loan portfolio, loans are classified as non-accrual when management believes that, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful. Generally, loans are placed on non-accrual status when principal and/or interest payments are past due for more than 90 days.  Exceptions are allowed for loans past due greater than 90 days when such loans are well secured and in process of collection.

At December 31, 2010, there were $1,502,000 in loans outstanding, which were accounted for as non-accrual loans compared to $122,000 in outstanding loans accounted for as non-accrual loans at December 31, 2009, an increase of $1,380,000.  Total non-performing assets were $2,024,000 at December 31, 2010, compared to $779,000 at December 31, 2009, an increase of $1,245,000.  Interest income that would have been reported on the non-accrual loans in 2010 and 2009 was approximately $40,862 and $70,000 respectively.  Impaired loans approximated $1,493,000 and $960,000 as of December 31, 2010 and 2009, respectively.  The allowance for loan loss included a specific allowance of $0 and $24,000 for impaired loans as of December 31, 2010 and 2009, respectively.  In 2009, $450,000 was partially or fully charged off  on three impaired loans that held specific reserves at December 31, 2008.

            At December 31, 2010, the allowance for loan losses represented 32%  of the amount of non-performing loans, compared to 329% at December 31, 2009.   All of the  nonperforming loans at December 31, 2010 are secured by real estate with the exception of $46,000 which is an unsecured consumer loan.  We have prepared impairment analyses on 85% of the nonperforming loans at December 31, 2010.  The analyses included an evaluation of the underlying collateral on these loans   To evaluate the value of the underlying collateral on nonperforming loans, bank administration examines the fair value of the collateral as determined by appraisals, evaluations, cost of sale and/ or holding of the collateral and bank officer inspections and resulting opinions.  During 2010, $310,000 losses have been recorded as charge-offs on these loans and we believe that such remaining collateral is sufficient to minimize future losses.  The downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and we believe that these trends are likely to continue.  In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure.  These conditions have adversely affected our loan portfolio.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses.  If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce our profitability and adversely affect our financial condition.

           The following table summarizes non-performing assets as of December 31, 2010 and 2009 (amounts are presented in thousands):

	December 31,
	2010	2009

Other real estate and repossessions	$522	$654
Non-accrual loans	1,502	122
Accruing loans 90 days or more past due	-	3
Total non-performing assets	$2,024	$779
As a percentage of total assets:	2.81%	1.02%

EXHIBIT C

Investment Securities

The composition of the investment securities portfolio reflects our investment strategy for maintaining an appropriate level of liquidity while providing a relatively stable source of revenue.  The securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and to provide collateral for borrowings and public unit deposits.

At December 31 2010, our investment portfolio primarily consisted of AAA-rated U.S. Government agency and non-agency mortgage-backed securities, U.S. Government agency securities and municipal securities.

In late 2008 and early 2009 with very few lending opportunities and the lack of any loan demand, the bank made a strategic decision to invest in AAA-rated commercial mortgage-backed securities due to inefficiencies that occurred within that market.  The decision was to invest in intermediate-duration, high quality securities that would paydown over 18 to 48 months, providing cash flow for lending at a later date and providing for earnings stabalization immediately.  Using very specific underwriting guidelines, securities were selected based upon the year of issuance, experience and quality of the issuer, geographic concentrations, property type concentrations and seniority of the securitiy within the investment structure. The decision was made to maintain this portfolio as a held-to-maturity portfolio given the company’s intent and ability to hold these securities until maturity.

We continually monitor and analyze these securities to ensure they maintain their intended performance characteristics.  Should circumstances change, we will review the circumstances and determine the appropriateness of maintaining the securities as held-to-maturity according the ASC 320-10-35.

Investment securities as of December 31, 2010 and 2009 are summarized as follows.

	December 31, 2010
Securities Available for Sale		Gross Unrealized Gains	Gross
	Amortized Cost		Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies	$2,000,000	$-	$(82,562)	$1,917,438
Obligations of States and Political Subdivisions	332,455	-	(6,955)	325,500
Mortgage Backed Securities-GNMA	365,670	16,221	-	381,891
Mortgage Backed Securities-FNMA and FHLMC	457,571	6,312	(3,493)	460,390
Private Label Residential Mortgage Backed Securities	1,337,633	141,334	(12,879)	1,466,088
Private Label Commercial Mortgage Backed Securities	652,752	535	-	653,287
	$5,146,081	$164,402	$(105,889)	$5,204,594
Securities Held to Maturity
Private Label Residential Mortgage Backed Securities	$766,732	$87,519	$-	$854,251
Private Label Commercial Mortgage Backed Securities	10,033,737	692,605	(230)	10,726,112
	$10,800,469	$780,124	$(230)	$11,580,363

	December 31, 2009
Securities Available for Sale	Amortized	Gross Unrealized Gains	Gross Unrealized	Fair
	Cost		Losses	Value
Obligations of U.S. Government Agencies	$983,146	$28,888	$-	$1,012,034
Obligations of States and Political Subdivisions	326,855	-	(87,693)	239,162
Mortgage Backed Securities-GNMA	1,435,829	71,850	-	1,507,679
Mortgage Backed Securities-FNMA and FHLMC	794,697	9,750	(1,928)	802,519
Private Label Residential Mortgage Backed Securities	2,720,521	4,331	(288,440)	2,436,412
Private Label Commercial Mortgage Backed Securities	726,226	12,223	-	738,449
Corporate Debt Securities	575,000	6,700	(9,490)	572,210
Equity Securities	298,680	-	(12,720)	285,960
	$7,860,954	$133,742	$(400,271)	$7,594,425
Securities Held to Maturity
Private Label Residential Mortgage Backed Securities	$1,963,140	$255,583	$-	$2,218,723
Private Label Commercial Mortgage Backed Securities	14,831,223	1,056,040	(57,627)	15,829,636
	$16,764,363	$1,311,623	$(57,627)	$18,048,359

The amortized cost, estimated fair value, and weighted average yield of investment securities at December 31, 2010, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale			Held to Maturity
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Obligations of U.S. Government Agencies
Less than 1 Year	$2,000,000	$1,917,438	2.06%	$-	$-	-
Obligations of States and Political Subdivisions
1 to 5 Years	332,455	325,500	8.71%	-	-	-
Mortgage Backed Securities
Less than 1 Year	266,100	262,607	5.25%	222,501	229,384	10.35%
1 to 5 Years	1,053,933	1,047,900	8.57%	10,333,184	11,054,683	10.04%
5 to 10 Years	1,127,923	1,269,258	7.36%	244,784	296,296	9.58%
Over 10 Years	365,670	381,891	2.18%	-	-	-
	$5,146,081	$5,204,594	5.16%	$10,800,469	11,580,363	10.05%

EXHIBIT D

Item 11.                                Executive Compensation.

              The following table sets forth the annual and other compensation paid or accrued in 2010 for our principal executive officer and principal financial and accounting officer.  No other executive officers of the Company are required to be included in table and/or were paid $100,000 or more in total compensation during 2010.

Mr. Blanton did not receive any compensation in 2009.  Ms. Smyth performs services for the Company through a Master Services Agreement with First Covenant Bank and therefore did not receive compensation in 2010 or 2009 directly from the Company.  For more information about the Master Services Agreement, please see the summary of it in Item 13 and in Exhibit 10.5 to this Annual Report on Form 10-K.

Name and Principal
Position During 2010	Year	Salary	Bonus	Total

William Blanton	2010	$30,000	$90,000	$120,000
President and CEO of the
Company and the Bank
(Principal executive officer)

Denise Smyth	2010	—	—	—
CFO of the Company and the Bank
(Principal financial and accounting officer)

 The Company does not have any employment agreements or other arrangments with any of its executive officers.

EXHIBIT E

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth the number of shares of the Company’s common stock beneficially owned as of March 25, 2011 by (a) each director and the executive officers named in the Summary Compensation Table; (b) the executive officers and all directors, as a group; and (c) owners of more than 5% of our outstanding common stock,.  The information shown below is based upon information furnished to the Company by the named persons.  Other than the directors, executive officers, and shareholders listed below, we are unaware of any holder of more than 5% of the Company’s common stock.

           Information relating to beneficial ownership of the Company is based upon “beneficial ownership” concepts set forth in the rules promulgated under the Exchange Act.  Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of a security, or “investment power,” which includes the power to dispose or to direct the disposition of a security.  Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.  A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days of March 25, 2011.

Name	Number of Shares	Exercisable Warrants & Options(1)	Total Beneficial Ownership	% of Class (2)	Nature of Beneficial Ownership
Directors:
William A. Bagwell, Jr.	546,350	752,979	1,299,329	14.6%	Includes 496,507 shares and warrants to purchase 678,354 shares held by Homestead Investment, LLC; and 9,336 shares and warrants to purchase 37,312 shares held by Hanging Rock, LLC
William R. Blanton	1,698,804	2,321,465	4,020,269	38.5%
William M. Evans, Jr.	956,815	858,396	1,815,211	20.2%	Includes 424,385 shares and warrants to purchase 634,517 shares held by Silver Hill Enterprises LP ; and 529,236 shares and warrants to purchase 223,879 shares held by Mr. Evan’s spouse
Lanny Dunagan	62,042	33,334	95,376	1.2%	Includes 500 shares held jointly with Mr. Dunagan’s son
Dr. Wendell Turner	177,178	56,918	234,096	2.9%
R. K. Whitehead, III	125,392	229,559	354,951	4.3%
Denise Smyth	—	—	—	—
All Directors and Executive Officers as a Group (6 persons):
	3,566,581	4,252,651	7,819,232	81.6%
5 Percent Shareholders:
Golden Isles Reinsurance Co. Ltd. (3)	666,668	0	666,668	8.2%
Joe E. McCart (4)	725,000	225,000	950,000	11.4%
Neil Strickland (5)	225,000	225,000	450,000	5.4%
Richard T. Smith (6)	557,217	223,880	781,094	9.4%

(1)  Certain directors hold warrants which contain provisions for automatic adjustments of the exercise price for shares and the number of shares purchasable under the warrants if subsequent shares or warrants are issued at a price less than the current exercise price.  The numbers included in the table include the automatic adjustments to such warrants as a result of the warrants issued in connection with the 2010 private placement.

(2) Based on 8,120,623 shares of common stock of the company outstanding as of December 31, 2010, plus the number of shares which the named person exercising all options or warrants has the right to acquire within 60 days, but that no other persons exercise any options or warrants.

(3)  Golden Isles Reinsurance Co. Ltd. address is 4800 River Green Parkway, Duluth, GA  30096.  The shares are owned directly by Golden Isles Reinsurance Co. Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Co. Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland shares voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Co. Ltd. with Reginald Strickland, 50% partner.

(4)  Joe E.  McCart’s address is 5719 Legends Club Circle, Braselton, GA  30517.

(5)  Neil Strickland’s address is 2031 Cowart Road, Dawsonville, GA  30534.

(6)  Richard T. Smith’s address is 1850 Brandson Hall Drive, Atlanta GA  30530.

The information with respect to our equity compensation plans is included in Item 11.

EXHIBIT F

Item 13.                                Certain Relationships and Related Transactions, and Director Independence

    The Company’s directors and officers, and the businesses and other organizations with which they are associated, from time to time may have banking transactions in the ordinary course of business with the Bank.  The Bank’s policy is that any loans or other commitments to those persons or entities be made in accordance with applicable law and on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable loans with persons not related to the lender.  All transactions with affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of directors including a majority of disinterested directors.

           In addition, each loan by the Bank to any officer, director or controlling person of the Bank or any of its affiliates may be made only in compliance with the following conditions:

           The loan:

•
must be evidenced by a promissory note naming the Bank as payee and must contain an annual percentage rate which is reasonably comparable to that normally charged to non-affiliates by other commercial lenders for similar loans made in the Bank’s locale;

•
must be repaid according to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made to non-affiliates in the Bank’s locale;

•
must be made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non-affiliates in the Bank’s locale, show the loan to be collectible and the borrower a satisfactory credit risk; and

•
the purpose of the loan and the disbursement of proceeds are reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in the Bank’s locale.

  EXHIBIT G

  CERTIFICATION

I, William R. Blanton, certify that:

1.	I have reviewed this annual report on Form 10-K of First Century Bancorp.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 31, 2011

/s/William R. Blanton
William R. Blanton, Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION

I, Denise Smyth, certify that:

1.	I have reviewed this annual report on Form 10-K of First Century Bancorp.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 31, 2011

/s/Denise Smyth
Denise Smyth, Principal Financial and Accounting Officer
(Principal Financial Officer)

  EXHIBIT H

Item 8.                                Financial Statements.

The following financial statements are included as Exhibit ~~99.1,~~13, and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets;

•	Consolidated Statements of Income;

•	Consolidated Statements of Comprehensive Income (Loss);

•	Consolidated Statements of Changes in Stockholders’ Equity;

•	Consolidated Statements of Cash Flows; and

•	Notes to Consolidated Financial Statements.

EXHIBIT I

Loans

Loans that the Bank has the ability and intent to hold for the foreseeable future or until maturity are recorded at their principal amount outstanding, net of any deferred loan fees and costs and allowance for loan losses.  Interest income on loans is accrued on the outstanding principal balance using the effective interest method.  Loan origination fees, net of certain direct origination costs of consumer and installment loans are recognized at the time the loan is placed on the books.  Loan origination fees for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method.

A loan is considered to be delinquent when payments have not been made according to contractual terms. -

The accrual of interest is discontinued when a loan becomes 90 days past due and management believes there is sufficient doubt that the principal or interest will not be collectible in the normal course of business.  When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged against interest income on loans.  Interest payments received on nonaccrual loans are either applied against principal or reported as income on the cash basis, according to management’s judgment as to the collectibility of principal.

Loans are returned to an accrual status when:

(1)           none of its principal and interest is due and unpaid, and the Bank expects repayment of the remaining contractual principal and interest, or

(2)           when it otherwise becomes well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries are credited to the allowance.

In determining an appropriate allowance for loan losses, management makes numerous assumptions, estimates, and assessments which are inherently subjective and subject to change.  The use of different estimates or assumptions could produce  different provisions for losses on loans.

The allowance consists of general and specific reserves.  The general reserve applies to groups of loans with similar risk characteristics and is based on historical loss experience, adjusted for environmental and qualitative factors.  The specific reserves relate to individual loans that are identified as impaired.  A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The need for specific reserves is evaluated on impaired loans greater than $100,000.  The specific reserves are determined on an individual loan basis based on management’s evaluation of the circumstances and the value of any underlying collateral.  All impaired loans less than $100,000 are evaluated for specific impairment in aggregate.  Impaired loans are measured based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  Loans that have been identified as impaired are excluded from the calculation of general reserves.  Specific reserves are charged off when losses are confirmed.

Management believes the allowance for loan losses is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.  While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to recognize additions or charge-offs to the allowance based on their judgment and information available to them at the time of their examination.

Loans are assigned a risk rating on a nine point scale. For loans that are not considered impaired, the allocated allowance for loan losses is determined based upon the expected loss percentage factors that correspond to each risk rating.

The risk ratings are based on the borrowers' credit risk profile considering factors such as debt service history and capacity, inherent risk in the credit (e.g., based on industry type and source of repayment), and collateral position. Ratings 5 through 8 are modeled after the bank regulatory classifications of special mention, substandard, doubtful, and loss, and rating 9 indicates a classification of impaired substandard loan subject to specific reserve analysis. Each loan is assigned a risk rating during the approval process. This process begins with a rating recommendation from the loan officer responsible for originating the loan. The rating recommendation is subject to approvals from loan committees depending on the size and type of credit. Ratings are revaluated in connection with the credit review process. For larger credits, ratings are re-evaluated no less frequently than annually and more frequently when there is an indication of potential deterioration of a specific credit relationship. Additionally, an independent loan review function evaluates the bank's risk rating process on an on-going basis. Expected loss percentage factors are based on the probable loss including qualitative factors. The probable loss considers certain qualitative factors as determined by loan type and risk rating.

The qualitative factors consider, among others, credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, and growth in the loan portfolio.  The occurrence of certain events could result in changes to the expected loss factors. Accordingly, these expected loss factors are reviewed periodically and updated as necessary

EXHIBIT J

NOTE X.	OTHER REAL ESTATE OWNED

A summary of other real estate owned is presented as follows:

		Years Ended December 31,
		2010	2009

	Balance, beginning of year	$653,501	$-
	Additions	33,072	653,501
	Proceeds from sales	(62,356)	-
	Gains (losses) on sales	(34,644)	-
	Write-downs	(67,512)	-

	Balance, end of year	$522,061	$653,501

Expenses applicable to other real estate owned included in other operating expenses in the Consolidated Statements of Income are as follows:

	Years Ended December 31,
	2010	2009

(Gains) Losses on sales	34,644	-
Write-downs	67,512	0
Other real estate expenses, net	4,732	13,770
	$106,888	$13,770

EXHIBIT K

The following is a summary of information pertaining to impaired loans.

	Impaired Loans
	For the Years Ended December 31, 2010 and 2009
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income recognized
2010
With no related allowance recorded:
Other Construction, land development, and other land loans	404,250	518,788	-	331,385	-
Farmland	394,060	525,000	-	32,838	-
Residential Real Estate	694,675	759,052	-	639,968	10,070
Total	$1,492,985	$1,802,840	$-	$1,004,191	$10,070

2009
With no related allowance recorded:
Commercial, Financial and Agricultural	$-	$-	$-	$37,649	$-
Other Construction, land development, and other land loans	351,584	626,584	-	409,660	-
Consumer	-	-	-	2,246	-

With an allowance recorded:
Residential Real Estate	608,128	608,128	24,427	325,551	37,474
Total	$959,712	$1,234,712	$24,427	$775,106	$37,474

At December 31, 2010 and 2009, the recorded investment in loans that were considered to be impaired was $1,492,985 and $959,712, respectively. Included in this amount at December 31, 2010 and 2009 is $1,492,985 and $351,584, respectively, of impaired loans (which consist entirely of collateral dependent loans) for which there is no related allowance for loan losses determined in accordance with provisions included in sections 35 and 55 of ASC 310-10, Accounting by Creditors for Impairment of a Loan. The allowance on these loans is zero because estimated losses on these collateral dependent impaired loans have already been charged-off to the allowance for loan losses.

Impaired loans include loans modified in troubled debt restructuring where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

For the years ended December 31, 2010 and 2009 troubled debt restructurings were $132,000 and $141,000.  At December 31, 2010 and 2009, the Company had loans totaling $-0- and $118,000 that were modified in troubled debt restructuring and impaired.  In addition to these amounts, the Company had troubled debt restructurings that were performing in accordance with their modified terms of $132,000 and $23,000 at December 31, 2010 and 2009.  In years subsequent to a modification, loans that are performing in accordance with their modified terms are not reported as impaired loans.

EXHIBIT L

Results of Operations

Three Months Ended March 31, 2011 and 2010

Results from operations was a net loss of $322,230 for the first three months of 2011 compared to net income of $82,269 for the first three months of 2010.  Our operational results depend to a large degree on three factors: our net interest income, our provision for loan losses, and our non-interest income and expenses.  Non-interest income, primarily composed of mortgage banking income, was approximately 56% of our total revenues (net interest income plus non-interest income) for the period ended March 31, 2011 as compared to 49% of our total revenues for the same period in 2010.

Earnings were negatively impacted by a significant reduction in mortgage production volume during the first quarter of 2011.  Factors contributing to the reduction in volume include increasing mortgage lending rates and unexpected declines in production from some of our production sources.  Management is continuing to diversify its production sources to mitigate fluctuations in production in the future.  Implementation of these additional production sources will occur throughout 2011.  Production will continue to be affected by rates in addition to the implementation of these new production sources. Additionally, performance within the first quarter was impacted by the Company’s portfolio of commercial mortgage-backed securities paying down as anticipated, reducing the contribution from the investment portfolio.

EXHIBIT M

Provision and Allowance for Loan Losses

The provision for loan losses is the charge to operations that management believes is necessary to maintain the allowance for loan losses at an adequate level.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries are credited to the allowance. The provision charged to expense was $180,000 for the three months ended March 31, 2011, as compared to the $75,000 that was charged against earnings in the comparable period in 2010.  Through the normal course of internal loan review, impairment of $152,440 was determined to exist which wason three mortgage loans that had been placed on nonaccrual status at the end of 2010.  The impaired amounts were charged off and a related provision recorded.  The allowance for loan losses was $469,000, or 1.56%, of gross loans at March 31, 2011, compared to $478,000, or 1.50%, of gross loans at December 31, 2010.

The allocation of the allowance for loan losses by loan category at the date indicated is presented below (dollar amounts are presented in thousands):

	March 31, 2011		December 31, 2010
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans

Commercial, financial and agricultural	$41	9%	$45	10%
Real estate - mortgage	263	56%	214	45%
Real estate - construction	144	31%	192	40%
Consumer	21	4%	27	5%
	$469	100%	$478	100%

           The following table presents a summary of changes in the allowance for loan losses for the three month periods ended March 31, 2011 and  2010 (dollar amounts are presented in thousands):

	March 31, 2011	March 31, 2010

Balance at the beginning of period	$478	$415
Charge-offs:
Real estate - mortgage	193	-
Consumer	-	3
Total Charged-off	193	3
Recoveries:
Consumer	4	2
Total Recoveries	4	2

Net Charge-offs	189	1
Provision for Loan Loss	180	75
Balance at end of period	$469	$488
Total loans at end of period	$30,062	$37,180

Average loans outstanding	$31,414	$36,747
As a percentage of average loans:
Net loans charged-off	0.60%	-%
Provision for loan losses	0.57%	0.20%
Allowance for loan losses as a percentage of:
Year end loans	1.56%	1.31%

    The allowance consists of general and specific reserves.  The general reserve applies to groups of loans with similar risk characteristics and is based on historical loss experience, adjusted for environmental and qualitative factors.  The specific reserves relate to individual loans that are identified as impaired.  A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The need for specific reserves is evaluated on impaired loans greater than $100,000.  The specific reserves are determined on an individual loan basis based on management’s evaluation of the circumstances and the value of any underlying collateral.  All impaired loans less than $100,000 are evaluated for specific impairment in aggregate.  Impaired loans are measured based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  Loans that have been identified as impaired are excluded from the calculation of general reserves.  Specific reserves are charged off when losses are confirmed.

    Management believes the allowance for loan losses is adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.  While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to recognize additions or charge-offs to the allowance based on their judgment and information available to them at the time of their examination.